November 19, 2018

Gil M. Labrucherie
Senior Vice President and Chief Financial Officer
NEKTAR THERAPEUTICS
455 Mission Bay Boulevard South
San Francisco, CA 94158

       Re: NEKTAR THERAPEUTICS
           Form 10-K for the Fiscal Year Ended December 31, 2017
           Filed March 1, 2018
           File No. 000-24006

Dear Mr. Labrucherie:

        We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to the comment, we may have additional comments.

Form 10-Q for the nine months ended September 30, 2018

Notes to the Consolidated Financial Statements
Note 6 - License and Collaboration Agreements
Bristol-Myers Squibb (BMS), page 15

1. On February 13, 2018 you entered into the BMS collaboration agreement to jointly develop and commercialize NKTR-214. You state that you identified two performance obligations, consisting of the delivery of the licenses and your participation on joint steering and other collaboration committees. Your accounting policy on page 9 states that for collaboration arrangements with multiple performance obligations, such as granting a license and performing research and development activities, you allocate the upfront and milestone payments under a relative standalone selling price method. It is not clear why amounts for research and development in the BMS agreement are not considered a performance obligation nor why, as you state on page 15, that you record cost reimbursement payments to you from BMS as a reduction of research and development
 Gil M. Labrucherie
NEKTAR THERAPEUTICS
November 19, 2018
Page 2
         expense rather than as revenue. It appears to us that your separation, measurement, allocation and classification of amounts related to the BMS agreement is inconsistent with your accounting policy on page 9 and with your accounting for your agreement with Lilly.
         Please provide us an analysis with reference to authoritative literature supporting your accounting for the BMS agreement. Also, provide us proposed revised accounting policy disclosure to be included in future filings addressing this inconsistency or tell us why revised disclosure is not necessary.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Mary Mast at (202) 551-3613 or Lisa Vanjoske at (202) 551-3614 with any questions.



FirstName LastNameGil M. Labrucherie                         Sincerely,
Comapany NameNEKTAR THERAPEUTICS
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Corporation Finance
November 19, 2018 Page 2                                     Office of
Healthcare & Insurance
FirstName LastName